SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002



                                CP SHIPS LIMITED

    ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

    ------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

       Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F____              Form 40-F        X
                                                     -

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______ No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                               Page 1 of 7 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CP SHIPS LIMITED
                                           ----------------
                                                (Registrant)

Date:  4 October 2002                     By: /s/ John K. Irving
                                              Name: John K. Irving
                                              Title:  Vice President, General
                                                      Counsel & Secretary

                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                               Page

10.1  Press Release of CP Ships Limited "CP Ships Limited
      Commences Exchange Offer for Senior Notes"
      dated 3 October 2002.                                           4

10.2  Press Release of CP Ships Limited "CP SHIPS RESTRUCTURES
      AUSTRALASIAN TRADE LANES" dated 4 October 2002.                 7

                                                                  Exhibit 10.1


           CP Ships Limited Commences Exchange Offer for Senior Notes

LONDON, UK (3rd October 2002) - CP Ships announced today that it has commenced an exchange offer to exchange up to $200,000,000 aggregate principal amount of new 10?% Senior Notes due 2012 (the "Exchange Notes") for its outstanding $200,000,000 aggregate principal amount of 10?% Senior Notes due 2012 (the "Original Notes"). The relevant CP Ships registration statements became effective on 2nd October 2002.

The exchange offer is as contemplated in the Registration Rights Agreement dated 3rd July 2002, under which CP Ships agreed to register substantially identical notes, including unconditional guarantees from CP Ships (UK) Limited, Lykes Lines LLC, Limited and TMM Lines LLC, Limited, and offer to exchange these registered notes for the Original Notes which were privately placed by CP Ships in July 2002.

The Exchange Notes (including the subsidiary guarantees) will have substantially the same form and terms as the outstanding Original Notes, except that the Exchange Notes and guarantees have been registered under the U.S. Securities Act of 1933, as amended, and will not be subject to restrictions on transfer. The Exchange Notes will bear a different CUSIP number from the Original Notes. Any Original Note not exchanged will continue to have restrictions on transfer. Application has been made to list the Exchange Notes on the Luxembourg Stock Exchange.

CP Ships will accept for exchange any and all Original Notes that are validly tendered and not withdrawn on or before 5:00 p.m., New York City time, 31st October 2002, unless the Exchange Offer is extended by CP Ships. Copies of the prospectus and transmittal materials governing the exchange may be obtained from the Exchange Agent, The Bank of New York, by calling Carolle Montreuil at
(212) 815 5920 or Sunjeeve Patel at +44 20 7964 6337.

                                     -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 37 services in 24 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 351,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                    CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
               Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.

                                                                 Exhibit 10.2


                 CP SHIPS RESTRUCTURES AUSTRALASIAN TRADE LANES

London, UK (4th October 2002) - CP Ships, one of the world's leading container shipping companies, is cooperating with five other carriers in an extensive restructuring of its Australasian trade lanes.

CP Ships is represented in the agreement by its Contship Containerlines brand. The other partners are P&ONedlloyd, CMA CGM, Hamburg Sud, Hapag Lloyd and Marfret. All six partners will continue to compete with each other and market their services independently.

There will be two separate weekly fixed-day round-the-world routes, one eastbound with ten ships, the other westbound with 12 ships. They will link Australia, New Zealand and the Pacific Islands with Northern and Mediterranean Europe and the US East Coast. The new routes supported by 22 ships will replace five less frequent routes in which the partners are currently deploying 34 ships. New ships that are larger and more efficient will replace smaller, older and less efficient ships. This will achieve more consistent market coverage, improved frequency and better transit times with fewer ships at lower cost.

The 10 eastbound ships are new 4100 teu container ships, three of which are provided by CP Ships and have been built as part of the company's four-year $800 million ship replacement program. The ships are specially equipped to accommodate a high percentage of refrigerated containers, enhancing CP Ships capability in the Australasian refrigerated cargo market.

Of the 12 westbound chartered ships, CP Ships is providing three of 2200 teu minimum capacity each. The new services will be implemented starting in November as the new ships are delivered.

The agreement is subject to regulatory approval.

                                     -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its seven readily recognized brands; ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. Its fleet of about 80 ships carries two million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is traded on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information, visit the CP Ships website (www.cpships.com).

                                    CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
               Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.